Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

April 10, 2012

Susan Block

Attorney-Advisor

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

IBI Acquisitions, Inc.

Current Report on Form 8-K

Filed January 3, 2012

File No. 000-53340

Dear Ms. Block:

On behalf of T.O Entertainment, Inc. (formerly IBI Acquisitions, Inc.), a Colorado corporation (the “Company”), enclosed please find our responses to your comment letter dated January 30, 2012.  Simultaneously with the filing of these written responses, the Company has filed it’s 8-K/A Amendment 1, which incorporates the amendments discussed in the written responses below.  To help facilitate your review, a marked redline version of the 8-K/A, Amendment No. 1 is being filed with this letter as part of our correspondence.

Current Report on Form 8-K

General

1.

Please revise to provide information required by Items 202, 404, and 407(a) and 701 of Regulation S-K or advise.  Please provide all information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act.  Refer to Item 2.01(f) of Form 8-K and Form 10.

Response:  The Company has revised its Form 8-K report in response to your comment, as follows:

●

Information required by Item 202,  Description of Securities, has been added to Item 3.02 on page 44.

●

Information required by Item 404, Certain relationships and related transactions, has been added to disclosures regarding Management on page 41.

●

Information required by Item 407(a), Director Independence, has been added to the disclosures regarding Management on page 41.

●

Information required by Item 701, Recent Sales of Unregistered Securities, has been added to Item 3.02 on page 43.

2.

Please tell us if any of the following agreements are material to you.  If so, please briefly describe them in your filing and file them as exhibits to your Form 8-K or advise:

•

Distribution contracts on page 8;

•

Contracts evidencing your rights as to intellectual rights of other individuals;

•

The co-production agreement between  EA and FUNimation in footnote 3 on page 12;

•

Collaborative agreements for joint financing, production and distribution of motion picture and television programs on page 28;

•

Co-production and distributions arrangements on page 28;

•

Guarantees of bank loans by your chief executive officer on page 34; and

•

Convertible bonds on page 34.

Response:  None of the agreements noted in your comment satisfy the definition of material contract in Item 601(b)(10) of Regulation S-K.

Investment Agreements, page 3

3.

Refer to the fourth paragraph of this section.  You indicate that the registrant intends to change its name from IBI Acquisitions, Inc. to T.O. Entertainment, Inc.  However, the chart of page 6 appears to indicate that IBI Acquisitions is changing its name to TO Entertainment Inc., with T.O. Entertainment as its subsidiary.  Please revise for consistency or advise.

Response:  The referenced disclosure under Investment Agreements on page 3 is correct.  The Registrant has changed its name to T.O Entertainment, Inc., which is the same name as its wholly owned subsidiary in Japan.  The chart on page 6 has been revised.

Description of Business, page 4

4.

Please revise this section to disclose your revenues and net losses for your most recent audited fiscal year end and interim stub, as well as your cumulative losses to date.  Please similarly revise your first risk factor on page 20 and your Management’s Discussion and Analysis of Financial Condition and Results of Operation section on page 24.

Response:    The 8K has been revised in response to this comment.  Disclosure regarding revenues and net losses for the most recent audited fiscal year and interim stub, and cumulative losses to date has been added in the Description of Business section on page 4 and in the Management Discussion and Analysis Section on page 23.

Corporate History, page 4

5.

Please refer to the third paragraph.  You indicate that Straight Jacket was released in theatres in late 2007.  Please clarify which countries this movie was released in.

Response:   The 8K has been revised in response to this comment to include a listing of the countries in which the movie Straight Jacket was released.

Description of Our Business Section, page 5

6.

We note your disclosure of estimated revenue amounts for 2012 detailed by revenue generating activity.  Please note that although we no dot object to certain presentations of financial forecasts, we generally believe that presentation of forecasted revenue without corresponding presentation of forecasted net income (loss) and earnings (loss) per share for the same period, would be misleading.  Please revise to eliminate the disclosure of 2012 estimated revenue amounts, or alternatively, revise to disclose your forecasted amounts in accordance with the guidance in General Instruction (b) to Regulation S-K.  This disclosure should also include details of the basis for the presentations and the assumptions which in management’s opinion are most significant to the projections or are the key factors upon which the financial results of the Company depend.

Response:  The Form 8-K has been revised to eliminate disclosure of estimated revenue amounts.

Production, page 6

7.

Refer to the second paragraph.  Please expand upon your disclosure to explain the differences between committee, co-production and self-production.

Response:   The 8K has been revised in response to this comment to provide a more complete description of the differences between committee, co-production and self-production.

8.

We note on page 7 that you indicate that your productions normally produce revenues for approximately 3 years.  Please briefly explain how they produce revenues.  Similarly revise your disclosure on page 8 in regards to revenue from your feature films.  Clarify, for instance, which films had a theatrical release or which were distributed to DVD.

Response:   The Form 8-K has been amended in response to this comment to clarify that the productions can generate revenue through sales in various channels of distribution including theatrical release, post-theatrical release, television broadcast, and DVD or Blu-ray disc distribution, and that most productions generate revenue from all of the channels of distribution.

9.

Similarly, expand upon your discussion on page 9 to indicate whether or not your films generate revenues from pay-per-view, pay TV or Broadcast or Cable Television.  You list those types of distribution, but it is not clear if you generate revenues from them.

Response:   The 8-K has been revised in response to this comment to clarify that the Company currently generates only small amounts of revenue from distribution of films through pay-per-view, pay television and broadcast or cable television.

Plan of Operations, page 11

Fiscal year ending March 31, 2012

10.

We note that the last column in the table on page 11 is entitled “expected release date.”  Several projects show dates that already passed.  Please revise the table accordingly or advise.

Response:   The table has been revised to remove the projects for which the release date has already passed.

11.

Please update note 22 on page 15 as the date of this filing.

Response:   Note 22 has been updated to clarify that the entire out-of-print 20 volume series is being edited into 10 volumes and the edited volumes are currently being published on a monthly basis.  The process of publishing the edited volumes began in September 2011 and will continue through June 2012.

Periods subsequent to March 31, 2012, page 15

12.

To the extent you discuss future plans or projects, the disclosure should be balanced with a brief discussion on the time frame for implementing future plans, the material steps involved, and any obstacles involved before you can commence the planned projects.  This includes the need for any additional financing.  If additional financing may not be available, please clarify that.

Response:  The “Plan of Operations” disclosures in the 8K have been revised in response to this comment, and the separate section titled “Periods Subsequent to March 31, 2012,” has been deleted.

13.

You state that you will seek to co-produce “with major studios in the United States.”  Please revise to add that there is no guarantee that you will be working with major studios in the United States.

Response:  The reference to the possibility of working with major studios in the United States has been removed.

14.

We note your reference to profitability in this section; however, it appears that you have lost money in fiscal years 2010 and 2011.  Please revise this section to delete reference to profitability.  In the alternative, please revise to provide balancing disclosure that there is no guarantee that you will be profitable and provide your revenue and net losses for the most recent audited year and interim stub.

Response:  The reference to profitability has been removed.

Marketing and Distribution, page 18

Marketing and Distribution of Products, page 18

15.

Please revise to delete the following statement: *[t]this is similar to the manner in which Hollywood typically plans its projects.”

Response:  The referenced statement has been removed from the 8K.

16.

Please refer to the fourth full paragraph in this section and briefly clarify what you mean by your “core users.”

Response:  The 8K has been revised to clarify the meaning of the term “core users.”

17.

Refer to the second to last paragraph on page 18.  To describe your content, please use an adjective other than “unique.”

Response:  The 8-K disclosure has been revised in response to this comment.  The adjective “unique” has been removed.

18.

We note your reference to your website in this section.  Please revise your disclosure to include the URL address of your website.

Response:  The disclosure has been revised to include the URL of the Company’s website.

Intellectual Property, page 19

19.

We note you list the type of involvement and the percentage participation that you may receive.  At pages 7 and 8, when discussing your projects, please clarify what channels of distribution you will be entitled to for each and indicate your profit sharing percentage for each or advise.

Response:    The Form 8-K has been amended in response to this comment.  Please refer to the response to comment 8, above.  The disclosure regarding feature films has been revised to include disclosure of the channels of distribution for each film as well as the Company’s profit sharing percentage.

Risk Factors, page 20

20.

We note your reference to convertible bonds on page 34 and the risk that you may not have sufficient cash to repay the obligation if the bond holder does not convert the bonds and you are unable to renegotiate the terms of the bonds.  Please include a risk factor addressing the risks associated with your convertible bonds.

Response:  The Form 8-K has been amended in response to this comment to include a Risk Fact addressing the risks associated with the outstanding convertible bonds and the outstanding bank loans.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations for the Fiscal Year Ended March 31, 2011 Compared to Fiscal year Ended March 31, 2010, page 31

21.

We note your disclosure that cost of revenue increased $1,902,110 (14.2%) from $13,424,244 in 2010 to $15,326,354 in 2011.  In terms of percentages of revenue, cost of revenue was 92.2% in 2011 as compared to 97.1% in 2010.  We further note your disclosure that “cost of revenue is determined by the type of project, but as a percentage of revenue the more accepted the project is to the viewing and reading audience, the, lower the percentage of cost of revenue is.”  However, we do not believe that your disclosure explains the specific reasons why cost of revenue increased in 2011 but is a lower percentage of revenue compared to 2010.  Please revise to clearly explain the nature of the circumstances that occurred in 2011 that account for the changes in cost of revenue and the increase in gross profit.  Similarly, please revise your disclosure as it related to the changes in cost of revenue and gross profit for the six months ended September 30, 2011.  Your revised disclosure for the six months ended September 30, 2010 should also explain why you had a negative gross profit of $438,340 during this period.

Response:  Management’s Discussion and Analysis has been revised in response to this comment to explain changes in cost of revenue and gross profit.

Liquidity and Capital Resources, page 33

22.

We note that your discussion of liquidity focuses on the six months ended September 30, 2011.  Please revise to expand your liquidity discussion to also cover the two-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding.  Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Response:  Management’s Discussion and Analysis has been revised in response to this comment to expand the liquidity discussion.

23.

Please briefly describe the material terms of the convertible bonds.

Response:   Management’s Discussion and Analysis has been revised in response to this comment to include a brief description of the convertible bonds stating that the bonds bear interest at a fluctuating rate of interest  rate equal to the prime lending rate for long-term credit established by Mizuho Corp bank as of the first day of each interest payment period plus 0.3%, based on prime rate. Interest is due and payable semi-annually and the bonds are due and payable in full on September 30, 2012.  At any time prior to redemption, the bonds are convertible by the holder into shares of common stock of the Company at a conversion price of approximately US$0.105 per share.

Summary, page 34

24.

Please update your disclosure relating to the release of 30 titles from the Sorcerous Stabber Orphan series.

Response:  The disclosure has been revised to provide updated information regarding release of the Sorcerous Stabber Orphan series.

25.

Please disclose the basis for your statement that you “are expecting to use a well-recognized executive producer in Hollywood” or delete this statement.

Response:  The specified statement has been deleted.

26.

Please provide an estimate of additional financing you may require and tell us whether you have begun seeking additional financing and clarify there is no guarantee you will receive funding.

Response:  Management’s Discussion and Analysis has been revised in response to this comment to include further discussion regarding additional financing.

Management, page 35

27.

Please delete or substantiate the following statement in Mr. Honda’s biography: “Mr. Honda managed to create sales of more than 1,000,000 copies in a single year at his young age.”

Response:  The specified statement has been deleted.

28.

Please revise your disclosure to provide five years of business experience for Ms. Chen.  Refer to Item 401(e) of Regulation S-K.

Response:  Ms. Chen’s work experience began in July, 2007 after graduation from college.  The disclosure has been revised and provides all relevant business experience.

Executive Compensation and Plans, page 37

29.

We note your disclosure here that “no other executive officers received compensation in excess of $200,000.”  However, you do not disclose compensation for any of your officers or directors in the last completed fiscal year.  Please revise to add compensation information as required by Item 402 of Regulation S-K

Response:  The disclosure has been revised to add the compensation information required by Item 402 of Regulation S-K.

Item 3.02 – Unregistered Sales of Equity Securities, page 38

30.

Please revise this section to disclose the aggregate amount of consideration received in the January 3, 2012 transaction

Response: The disclosure has been revised to include all information required by paragraphs (a) and (c) through (e) of Item 701 of Regulation S-K, including the aggregate consideration of 4,596 shares of TOE Japan in exchange for issuance of 31,680,000 shares of common stock of the Registrant.

Audited Financial Statements for the Year Ended March 31, 2011

Statements of Operations and Comprehensive Loss, page F-3

31.

We note from your disclosure on page 31 of MD&A that depreciation and amortization is presented from below gross profit in the selling, general and administrative expenses line item on the statements of operations and comprehensive loss.  Please note that we do not believe it is appropriate to present a gross profit total which excludes depreciation and amortization within cost of revenue, or alternatively, please revise your gross profit caption on the face of the statements of operations and comprehensive loss to “gross profit (exclusive of $____ of depreciation and amortization included in selling, general and administrative expenses below).”  Please revise accordingly.  See Staff Accounting Bulletin Topic 11B.

Response:  The statement of operations has been revised to reflect management’s best estimate of usage of depreciable assets.

Statements of Changes in Stockholders’ Deficit, page F-4

32.

Please explain to us and revise the notes to the financial statements to disclose the nature of the amounts recorded as “stock option reserve.”

Response:   This amount represents amounts charged as stock option expense.  The Statement of Stockholders’ Deficit and the Balance Sheet have been corrected to reflect the proper caption “Additional paid in capital.”

Notes to Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Investments in Animation Films, page F-9

33.

We note your disclosure that investments in animation films include the Company’s investments in co-production animation films which are generally less than 50% ownership and the equity method of accounting has been adopted for these investments.  Please tell us, and revise to disclose in the notes to the financial statements, the amount of income related to your investment in animation films recognized in the statement of operations for 2010 and 2011 and explain to us where this amount is recorded on the statement of operations.  Also, please revise the notes to the financial statements to include the disclosures required by ASC 323-10-50 as applicable.

Response:    The income statement was changed to include a separateline item for the amount of income related to unconsolidated entities of $240,176 in 2011 and $0 in 2010.  The Notes to Financial Statements has also been revised.

Note 5. Film Costs, page F-12

34.

Please revise to include disclosure of the portion of the costs of your completed films that are expected to be amortized during the upcoming operating cycle.  Please also disclose the percentage of unamortized film costs for released films, excluding acquired film libraries, that you expect to amortize within three years from the date of the balance sheet.  If that percentage is less than 80 percent, please provide additional information, including the period required to reach an amortization level of 80 percent.  See guidance in ASC 926-20-50.

Response:  The disclosure in Note 5 has been revised.

Note 10. Convertible Bonds, page F-15

35.

We note your disclosure that the convertible bonds may include undetectable conversion features in the form of a warrant due September 30, 2012 to stockholders of the company.  Please explain to us and revise to provide the details of the nature and terms of these warrants.  Also, in light of the fact that your stock is not currently trading in an active market, please tell us and disclose how you determined or calculated the stock price on grant date used to value the embedded derivatives.

Response:  The mechanism for conversion is through a warrant.  When the holder elects to convert the bond, he receives the warrant and uses the debt as payment for the common stock.  Note 10 has been revised to explain the details of the warrant.

Note 11. Share Based Compensation, page F-15

36.

We note that during 2010 you issued stock options to non-employees and recognized $37,031 of stock compensation expense related to these options.  In light of the fact that your stock is not currently trading on an active market, please explain to us how you determined the share price used in the Black-Scholes valuation model.  Also, please explain to us how you determined the share price for the valuation of the options issued to employees which resulted in $231,672 of stock compensation expense recorded in 2010.

Response:   In both instances, we determined the share price using the price paid to the Company for issuance of shares purchased from the Company on a date closest to the date of grant.

Note 14. Earnings per Share, page F-19

37.

Please revise to disclose the type and amount of securities (including those issuable pursuant to contingent stock agreements) that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.  Your interim financial statements should be similarly revised.  See ASC 260-10-50-1(c).

Response:  Note 14 has been revised as suggested.

Note 16. Segment Reporting, page F-19

38.

We note your disclosure that more than 90% of the Company’s total revenue is derived from the filmed entertainment segment generated from Japan so accordingly no business or geographical segment reporting is required.  Please confirm to us that the Book Publishing and Production segment also does not meet either of the following quantitative thresholds:

•

The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of either: 1. The combined reported profit of all operating segments that did not report a moss or 2. The combined reported loss of all operating segments that did report a loss;

•

Its assets are 10 percent or more of the combined assets of all operating segments.

If either of the above quantitative thresholds are met by the Book Publishing and Production segment, it should be separately disclosed as a reportable segment and your notes should be revised to include the disclosures required by ASC 280-10-50.  See guidance in ASC 280-10-50-12.

Response:   We confirm that in all periods presented, the Book Publishing and Production segment does not meet the requirements of ASC 280.

Note 18. Subsequent Event, page F-19

39.

We note your disclosure that on January 3, 2012 you entered into Investment Agreements with IBI whereby Company and its subsidiaries of IBI and there was a change of control in IBI.  You also disclose that the transaction will be accounted for as a “reverse merger.”  Please revise to include details of the nature and terms of the transaction such as the amount of shares exchanged by each party.

Response:  Note 18 has been revised as suggested.

Unaudited Interim Financial Statements for the six months ended September 30, 2011

General

40.

Please revise the unaudited interim financial statements and the notes to the unaudited interim financial statements to comply with our comments on the audited financial statements as of March 31, 2011, as applicable.

Response:   The unaudited interim financial statements and the notes have been revised as necessary to comply with comments on the March 31, 2011 audited financial statements.

Note 8. Share Based Compensation, page FF-10

41.

We note your disclosure that on June 22, 2011, 250 share options granted during the year of 2011 were exercised at a price of ¥60,000.  However, based on the disclosures in Note 11 to the audited financial statements, there were no stock options granted during the fiscal 2011.  Please revise to resolve this inconsistency in your disclosure.  Also, please revise your disclosure in this note and elsewhere in your filing, as applicable, to disclose amounts in your reporting currency, US Dollars in addition to the amounts presented in Japanese Yen.

Response:  The inconsistency noted in your comment is the result of a typographic error.  The footnote has been corrected.

Note 10. Earnings per Share, page FF-13

42.

We note your disclosure that the effect of dilutive potential common stock includes unpaid shares subscription.  Please explain to us and revise the notes to the financial statements to disclose the nature and terms of these unpaid shares subscriptions.  As part of your response and your revised disclosure please explain how the unpaid shares subscription have been reflected in the Company’s financial; statements.  Additionally, please explain why you believe it is appropriate to reflect such shares in the calculation of the Company’s diluted earnings per share for the six months ended September 30, 2011.

Response:   The footnote has been revised.  In accordance with ASC 260-10-55-6 and 55-7, the convertible debt has been included on an “as if converted” basis and the options have not been included because there was no market for the stock.

Note 12. Non-Controlling Interest and Related Party Transaction, page FF-14

43.

We note your disclosure that during June 2011 TO Entertainment Singapore PTE LTD, a subsidiary of the Company, sold 40,000 shares of its common stock to one of its directors for $30,864.  In light of the significantly higher value assigned to common shares in the year ended March 31, 2011, please explain to us how you calculated or determined the price per share for the shares sold in this transaction.

Response:  The common stock reflected on the March 31, 2011 balance sheet is that of the parent company.  The value for the shares sold was determined based on what the Company capitalized the Singapore subsidiary with.  There was little activity in that subsidiary from the time it was formed until the time the sale was made.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.